[LETTERHEAD OF HOLT'S CIGAR COMPANY]


                               November 21, 1997


United States Securities and
Exchange Commission
Attn: Jennifer Hardy, Esq.
450 Fifth Street
Washington, D.C. 20549

     RE:  Holt's Cigar Holdings, Inc.
          Registration Statement on Form S-1 (Registration No. 333-36263) Registration Statement on Form 8-A filed on November 20, 1997

Dear Ms. Hardy:

     This correspondence shall constitute a request by the captioned registrant for withdrawal of the Registration Statement on Form 8-A filed by Holt's Cigar Holdings, Inc. on Thursday, November 20, 1997. Simultaneously herewith Holt's Cigar Holdings, Inc. is filing by EDGAR a replacement Form 8-A.

     In accordance with the request for acceleration submitted by the registrant on November 20, 1997, Holt's Cigar Holdings, Inc. confirms that it respectfully requests that the replacement Form 8-A filed herewith be declared effective pursuant to Section 12(g) of the Securities Act of 1934, as amended, concurrently with its Registration Statement on Form S-1 under the Securities Act of 1934, as amended, at 2:00 p.m. on Monday, November 24, 1997, or as soon thereafter as possible.

                                      Very truly yours,
                                      HOLT'S CIGAR HOLDINGS, INC.


                                      By: /s/ Michael Pitkow
                                          -----------------------------
                                          Michael Pitkow
                                          Executive Vice President